Exhibit 11

INTERNATIONAL PAPER COMPANY
STATEMENT OF COMPUTATION OF PER SHARE EARNINGS (1)
(Unaudited)
(In millions, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Earnings (loss) from continuing operations	$164	$235	$71	$527
Discontinued operations	(3)	24	(5)	50
Net earnings (loss)	161	259	66	577
Effect of dilutive securities	—	—	—	—
Net earnings - assuming dilution	$161	$259	$66	$577
Average common shares outstanding	428.9	444.9	432.2	443.2
Effect of dilutive securities
Restricted stock performance share plan	3.1	3.3	3.6	4.3
Stock options	0.1	0.3	0.1	0.4
Average common shares outstanding - assuming dilution	432.1	448.5	435.9	447.9
Earnings (loss) per common share from continuing operations	$0.38	$0.53	$0.16	$1.19
Discontinued operations	(0.01)	0.05	(0.01)	0.11
Net earnings (loss) per common share	$0.37	$0.58	$0.15	$1.30
Earnings (loss) per common share from continuing operations - assuming dilution	$0.38	$0.52	$0.16	$1.18
Discontinued operations	(0.01)	0.05	(0.01)	0.11
Net earnings (loss) per common share - assuming dilution	$0.37	$0.57	$0.15	$1.29

Note: If an amount does not appear in the above table, the security was antidilutive for the periods presented.

(1) Attributable to International Paper Company common shareholders.